UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MDU COMMUNICATIONS INTERNATIONAL INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

582828109
(CUSIP Number)

David E. Hammer, Esq., 210 Crystal Grove Blvd., Lutz, FL 33548-6460, 813-274-
4999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2009 and March 18, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D
============

(1) NAMES OF REPORTING PERSONS
DED ENTERPRISES, INC.
CARPATHIAN HOLDING COMPANY LTD.
CARPATHIAN RESOURCES LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Applied for.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) X (See instructions) (b) []

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (See Instructions)
WC

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) []

6: CITIZENSHIP OR PLACE OF ORGANIZATION
DED ENTERPRISES, INC: FLORIDA, USA;
CARPATHIAN HOLDING COMPANY, LTD: NEVIS;
CARPATHIAN RESOURCES LTD: AUSTRALIA

(7) NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
DED Enterprises, Inc: 13,192,857
Carpathian Holding Company, Ltd: 13,192,857
Carpathian Resources Ltd: 13,192,857

(8) SHARED VOTING POWER
DED Enterprises, Inc: 0
Carpathian Holding Company, Ltd: 0
Carpathian Resources Ltd: 0

(9) SOLE DISPOSITIVE POWER
DED Enterprises, Inc: 0
Carpathian Holding Company, Ltd: 2,000,000
Carpathian Resources Ltd: 2,000,000

(10) SHARED DISPOSITIVE POWER
DED Enterprises, Inc: 10,000,000
Carpathian Holding Company, Ltd: 10,000,000
Carpathian Resources Ltd: 10,000,000

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
DED Enterprises, Inc: 10,000,000
Carpathian Holding Company, Ltd: 12,000,000
Carpathian Resources Ltd: 12,000,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (See Instructions)
[]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)
DED Enterprises, Inc: 19.22%
Carpathian Holding Company, Ltd: 23.06%
Carpathian Resources Ltd: 23.06%

(14)
TYPE OF REPORTING PERSON (See Instructions)
DED Enterprises, Inc: co
Carpathian Holding Company, Ltd: co
Carpathian Resources Ltd: CO

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, $0.001 par value, of MDU Communications International Inc. (the "Issuer"). The Issuer's principal executive offices are located at 60-D Commerce Way, Totowa, New Jersey 07512.

Item 2. Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by DED Enterprises, Inc. ("DED"); Carpathian Holding Company, Ltd. ("CHC"); and Carpathian Resources Ltd. ("CPN") (collectively, the "Acquirers").

DED is a corporation formed in Florida, United States of America, located at 210 Crystal Grove Boulevard, Lutz, FL 33548. DED's principal business is investments. David E. Hammer, Esq., 210 Crystal Grove Boulevard, Lutz, FL 33548 is the president, the secretary, and a director of DED. James Wiberg, 981 NW 18 Avenue, Boca Raton, FL 33486, is the vice president, the treasurer, and a director of DED. Charles Posternack, JFK Medical Center, 5301 South Congress Avenue, Atlantis, FL 33462 is a director of DED. CHC is the sole entity in control of DED, as CHC is the 100% shareholder of DED.

CHC is a corporation formed in Nevis, located at #10 Solomon's Arcade, Charlestown, Nevis. CHC's principal business is investments. James Wiberg, and Charles Posternack (addresses above) are the sole directors of CHC. CHC has no executive officers. CPN is the sole entity in control of CHC, as CPN is the 100% shareholder of CHC.

CPN is a corporation formed in Western Australia, Australia, located at Zenith Centre, Tower A, Level 20, 821 Pacific Highway, Chatswood NSW 2067, Australia. CPN's principal business is oil and gas exploration and production. David E. Hammer, James Wiberg, and Charles Posternack (addresses above), as well as Andrew Carroll, Zenith Centre, Tower A, Level 20, 821 Pacific Highway, Chatswood NSW 2067, Australia; and Geoffrey John King, 216 Statdmillers Lane, Bowning, NSW, Australia are the directors of CPN. Mssrs. Hammer and Wiberg are executive directors of CPN; Mssrs. Posternack, Carroll, and King are non-executive directors. Mssrs. Hammer and King are joint company secretaries. CPN is a listed corporation traded on the Australian Stock Exchange (ASX) under the symbol CPN, and no one person or entity holds a majority of the shares of CPN. Mssrs. Hammer, Wiberg, Posternack, Carroll, and King shall hereafter be referred to as the "Directors."

During the last five years, none of the Acquirers and none of the Directors have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds that the Acquirers used to purchase the interests in the Issuer identified in Item 5 below is US$400,000 of working capital of CPN. There have not been any other acquisitions or dispositions of the Issuer's common shares made by any of the Acquirers or the Directors.


Item 4.  Purpose of Transaction.

(a) The Acquirers are holding the interests in the Issuer identified in Item 5 below for investment purposes but may transfer or sell any of the foregoing, and may acquire additional shares (in Acquirers' own names or through other entities).

Except as provided herein, neither the Acquirers nor the Directors have any other present plans or proposals that relate to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;
(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.
The Acquirers are currently analyzing their investment in the Issuer, and are in current contact with other shareholders, third parties, and members of management. Despite the lack of present plans or proposals, the Acquirers are considering each of the items in above-listed subitems (a) through (j), to determine whether such actions, courses of action, or results are
appropriate.   The Acquirers will continue to review the Acquirers'
investment in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.


Item 5. Interest in Securities of the Issuer.

(a) On March 9, 2009, CHC acquired two million (2,000,000) shares ("Acquired Shares") of the Issuer's common stock. CHC and CPN are beneficial owners of the Acquired Shares.

On March 9, 2009, DED acquired an option (the "Option") to purchase 10,000,000 shares ("Optioned Shares") of the Issuer's common stock from Ronald D. Ordway. DED, CHC, and CPN are beneficial owners of the Option. A copy of the Option Agreement is attached hereto and is incorporated herein by reference.

On March 18, 2009, DED acquired an irrevocable proxy ("Proxy") to vote any and all shares held by Ronald D Ordway ("Proxy Shares"), which expires on March 18, 2010. DED, CHC, and CPN are beneficial owners of the Proxy. As of proxy date January 29, 2009, Ronald D Ordway held 13,192,857 shares; DED shall be entitled to vote those shares at the annual meeting of shareholders on April 23, 2009. A copy of the Proxy is attached hereto and is incorporated herein by reference.

None of the Directors hold any interest in any securities of the Issuer.

(b) CPN has the sole power to vote or to direct the vote of the Acquired Shares and the Proxy Shares. As of proxy date January 29, 2009, Ronald D Ordway held 13,192,857 shares; DED shall be entitled to vote those shares at the annual meeting of shareholders on April 23, 2009. CPN has sole power to dispose or to direct the disposition of the Acquired Shares. CPN has shared power to dispose or to direct the disposition of the Optioned Shares. None of the Directors, other than in the capacities enumerated in Item 2 above, have any individual rights to vote, direct the vote, dispose, or direct the disposition of the shares of the Issuer.

(c) During the prior 60 days, the Acquirers did not have any transactions in the shares of the Issuer, other than as described above in Item 5(a). None of the Directors had any transactions in the shares of the Issuer.

(d) Ronald D. Ordway shares the right to the proceeds from the sale of the Optioned Shares, pursuant to the terms of the Option attached hereto.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
CPN is the sole shareholder of CHC, and CHC is the sole shareholder of DED. Accordingly, through its 100% voting rights in CHC and DED, CPN retains all voting rights of all the Proxy Shares and the Acquired Shares acquired through its subsidiaries. The Option, a copy of which is attached and incorporated herein by reference, provides that DED, as optionee, has the right to purchase the Optioned Shares from Ronald D. Ordway at a purchase price of forty-eight U.S. cents (US$0.48) per share, at any time from March 9, 2009 through March 9, 2012. Through CPN's 100% voting rights in CHC and DED, CPN has the right to cause DED to exercise the Option. The Proxy, a copy of which is attached and incorporated herein by reference, provides that DED has the irrevocable right to vote the Optioned Shares through March 18, 2010. Through CPN's 100% voting rights in CHC and DED, CPN has the right to direct votes cast by DED through the Proxy.


Item 7. Material to be Filed as Exhibits.

Stock Option Agreement, by and between Ronald D Ordway and DED, dated March 9, 2009. Attached to Schedule 13D filed March 19, 2009.

Irrevocable Proxy, from Ronald D Ordway to DED, dated March 18, 2009. Attached to Schedule 13D filed March 19, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 19, 2009

By: /s/David E. Hammer
    ======================
    David E. Hammer